                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               Input/Output, Inc.
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                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   457652105
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                                 (CUSIP Number)

                                  SCF-IV, L.P.
                             600 Travis, Suite 6600
                              Houston, Texas 77002
                          Attention: David C. Baldwin
                                 (713) 227-7888
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 21, 1999
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF-IV, L.P.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                   (b)  [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         OO
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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  NUMBER                   7        SOLE VOTING POWER
    OF
  SHARES                                    5,000,000*
BENEFICIALLY               ----------------------------------------------------
   OWNED                   8        SHARED VOTING POWER
    BY                                      None
   EACH                    ----------------------------------------------------
 REPORTING                 9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                                     5,000,000*
                           ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                            None
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,000,000*
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [X]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.0%**
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14       TYPE OF REPORTING PERSON
         PN
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         *    Represents shares of common stock issuable upon conversion of the
              40,000 shares of Series B Preferred that the reporting person has agreed to purchase from the Issuer pursuant to the Purchase
              Agreement dated April 21, 1999 described herein, based on the
              $8.00 fixed conversion price described herein. No assurance can be given that the closing under such Purchase Agreement will occur. Such shares of Series B Preferred Stock will not be convertible into common stock until the earlier of the third anniversary of the issuance of such shares or certain change of control events, and as such the reporting person disclaims beneficial ownership of such shares of common stock. The amount indicated excludes an indeterminate number of additional shares that may be acquired on conversion of the Series B Preferred
              Stock if such shares are converted based on the market price based conversion provisions rather than the fixed conversion price, as described herein, or in respect of accrued and unpaid dividends. The amount indicated also does not include shares of common stock that may be acquired upon conversion of an
              additional 15,000 shares of Series C Preferred Stock
              (substantially similar to the Series B Preferred Stock except for the conversion price), which the reporting person has an option to purchase pursuant to the Purchase Agreement as described herein, as the conversion price for such shares is not yet fixed.
         **   Based on information provided by the Issuer as of April 21, 1999.

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF-IV, G.P., Limited Partnership
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                               (b)  [X]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         AF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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  NUMBER                   7        SOLE VOTING POWER
    OF
  SHARES                                    5,000,000*
BENEFICIALLY               ----------------------------------------------------
   OWNED                   8        SHARED VOTING POWER
    BY                                      None
   EACH                    ----------------------------------------------------
 REPORTING                 9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                                     5,000,000*
                           ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                            None
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,000,000*
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                     [X]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.0%**
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
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         *    Represents shares of common stock issuable upon conversion of the
              40,000 shares of Series B Preferred that the reporting person has agreed to purchase from the Issuer pursuant to the Purchase
              Agreement dated April 21, 1999 described herein, based on the
              $8.00 fixed conversion price described herein. No assurance can be given that the closing under such Purchase Agreement will occur. Such shares of Series B Preferred Stock will not be convertible into common stock until the earlier of the third anniversary of the issuance of such shares or certain change of control events, and as such the reporting person disclaims beneficial ownership of such shares of common stock. The amount indicated excludes an indeterminate number of additional shares that may be acquired on conversion of the Series B Preferred
              Stock if such shares are converted based on the market price based conversion provisions rather than the fixed conversion price, as described herein, or in respect of accrued and unpaid dividends. The amount indicated also does not include shares of common stock that may be acquired upon conversion of an
              additional 15,000 shares of Series C Preferred Stock
              (substantially similar to the Series B Preferred Stock except for the conversion price), which the reporting person has an option to purchase pursuant to the Purchase Agreement as described herein, as the conversion price for such shares is not yet fixed.
         **   Based on information provided by the Issuer as of April 21, 1999.

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         L.E. Simmons & Associates, Incorporated
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                 (b)  [X]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         AF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS     [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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  NUMBER                   7        SOLE VOTING POWER
    OF
  SHARES                                    5,000,000*
BENEFICIALLY               ----------------------------------------------------
   OWNED                   8        SHARED VOTING POWER
    BY                                      None
   EACH                    ----------------------------------------------------
 REPORTING                 9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                                     5,000,000*
                           ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                            None
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,000,000*
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                   [X]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.0%**
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14       TYPE OF REPORTING PERSON
         CO
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         *    Represents shares of common stock issuable upon conversion of the
              40,000 shares of Series B Preferred that the reporting person has agreed to purchase from the Issuer pursuant to the Purchase
              Agreement dated April 21, 1999 described herein, based on the
              $8.00 fixed conversion price described herein. No assurance can be given that the closing under such Purchase Agreement will occur. Such shares of Series B Preferred Stock will not be convertible into common stock until the earlier of the third anniversary of the issuance of such shares or certain change of control events, and as such the reporting person disclaims beneficial ownership of such shares of common stock. The amount indicated excludes an indeterminate number of additional shares that may be acquired on conversion of the Series B Preferred
              Stock if such shares are converted based on the market price based conversion provisions rather than the fixed conversion price, as described herein, or in respect of accrued and unpaid dividends. The amount indicated also does not include shares of common stock that may be acquired upon conversion of an
              additional 15,000 shares of Series C Preferred Stock
              (substantially similar to the Series B Preferred Stock except for the conversion price), which the reporting person has an option to purchase pursuant to the Purchase Agreement as described herein, as the conversion price for such shares is not yet fixed.
         **   Based on information provided by the Issuer as of April 21, 1999.

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         L.E. Simmons
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                            (b)  [X]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         AF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS      [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF
  SHARES                                    5,000,000*
BENEFICIALLY               ----------------------------------------------------
   OWNED                   8        SHARED VOTING POWER
    BY                                      None
   EACH                    ----------------------------------------------------
 REPORTING                 9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                                     5,000,000*
                           ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                            None
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,000,000*
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.0%**
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------
         * Represents shares of common stock issuable upon conversion of the 40,000 shares of Series B Preferred that the reporting person has agreed to purchase from the Issuer pursuant to the Purchase Agreement dated April 21, 1999 described herein, based on the $8.00 fixed conversion price described herein. No assurance can be given that the closing under such Purchase Agreement will occur. Such shares of Series B Preferred Stock will not be convertible into common stock until the earlier of the third anniversary of the issuance of such shares or certain change of control events, and as such the reporting person disclaims beneficial ownership of such shares of common stock. The amount indicated excludes an indeterminate number of additional shares that may be acquired on conversion of the Series B Preferred Stock if such shares are converted based on the market price based conversion provisions rather than the fixed conversion price, as described herein, or in respect of accrued and unpaid dividends. The amount indicated also does not include shares of common stock that may be acquired upon conversion of an additional 15,000 shares of Series C Preferred Stock (substantially similar to the Series B Preferred Stock except for the conversion price), which the reporting person has an option to purchase pursuant to the Purchase Agreement as described herein, as the conversion price for such shares is not yet fixed.

         **   Based on information provided by the Issuer as of April 21, 1999.

ITEM 1.       SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Input/Output, Inc. a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 11104 West Airport Blvd., Stafford, Texas, 77477.

ITEM 2.       IDENTITY AND BACKGROUND.

         This statement is filed jointly by SCF-IV, L.P., SCF-IV G.P., Limited Partnership, L.E. Simmons & Associates, Incorporated, and L.E. Simmons, individually (collectively, the "Reporting Persons").

         SCF-IV, L.P. is a limited partnership organized under the laws of the State of Delaware ("SCF- IV"). SCF-IV's principal business is to invest in the capital stock and other securities of entities engaged in the oil field service and equipment industry (including new corporations or other entities formed to purchase the assets of existing businesses). The limited partners of SCF-IV are U.S. and foreign institutional investors, including certain tax exempt entities. The address of the principal office of SCF-IV is 600 Travis, 6600 Chase Tower, Houston, Texas 77002-3007.

         SCF-IV, G.P., Limited Partnership, a limited partnership organized under the laws of the State of Delaware ("SCF-IV GP"), is the sole general partner of SCF-IV and has the same principal office address as SCF-IV. The principal business of SCF-IV GP is to acquire, own, sell and exchange partnership interests in SCF-IV.

         L.E. Simmons & Associates, Incorporated, a corporation organized under the laws of the State of Delaware ("Simmons & Associates"), is the sole general partner of SCF-IV G.P. The address of the principal office of Simmons & Associates is the same as SCF-IV. The principal business of Simmons & Associates is to seek and manage equity and similar investments in companies in the energy services industry. The directors of Simmons & Associates are Russell Hawkins and L.E. Simmons, who is also its President and sole stockholder. Mr. Simmons and Mr. Hawkins are both citizens of the United States. Mr. Simmons' principal business address is the same as SCF-IV. Mr. Hawkins' principal business address is Two Houston Center, Suite 2907, Houston, Texas 77010. Mr. Simmons' and Mr. Simmons' principal business is financial consulting.

         During the last five years, none of the foregoing parties has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 21, 1999, SCF-IV and the Issuer entered into a Purchase Agreement (the "Purchase Agreement") pursuant to which SCF-IV has agreed to purchase from the Issuer 40,000 shares of Series B preferred stock, par value $.01 per share (the "Series B Preferred Stock" or "the Initial Shares"), of the Issuer, and the Issuer has granted to SCF-IV an option to purchase up to 15,000 additional shares of Series C preferred stock, par value $.01 per share (the "Series C Preferred Stock" or the "Option

Shares," and together with the Series B Preferred Stock, the "Shares"), of the Issuer. The consideration to be paid by SCF-IV for the Initial Shares and Option Shares is $40,000,000 and up to $15,000,000, respectively. SCF-IV will obtain such consideration from its limited partners in the form of capital contributions.

         The Shares are convertible into Common Stock in certain circumstances. Pursuant to the Purchase Agreement, the Issuer has agreed to enter into a Registration Rights Agreement with SCF-IV at the closing of SCF-IV's purchase of the Series B Preferred Stock. Subject to the satisfaction or waiver of the conditions of the parties to effect the transactions contemplated by the Purchase Agreement, the closing related to SCF-IV's purchase of the Initial Shares (the "Initial Closing") will occur on the later of May 7, 1999, or the third business day following the satisfaction or waiver of the conditions contained in the Purchase Agreement, or on such other date as the parties mutually agree (the "Initial Closing Date").

         A more complete description of the Purchase Agreement, the Shares, the Registration Rights Agreement and related matters are provided below in response to Item 4.


ITEM 4.       PURPOSE OF TRANSACTION.

         The Purchase Agreement described in Item 3 above pursuant to which SCF-IV has agreed to purchase the Series B Preferred Stock and has been granted an option to purchase the Series C Preferred Stock resulted from negotiations with the Issuer. The Shares, if acquired by SCF-IV, will be held for investment purposes. If SCF-IV acquires the Shares, SCF-IV intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to SCF-IV, general stock market and economic conditions, tax considerations and other factors deemed relevant, SCF-IV may decide to increase or decrease the size of its investment in the Issuer, subject to the terms of the Purchase Agreement.

         The Purchase Agreement, the forms of Certificates of Designation relating to the Series B Preferred Stock and the Series C Preferred Stock, and the form of Registration Rights Agreement, are each incorporated by reference as exhibits to this statement on Schedule 13D and incorporated herein by reference, and the following summaries of the terms of such agreements or instruments are qualified by reference to the actual agreements or instruments.

    PURCHASE AGREEMENT.

         General. As described in response to Item 3, SCF-IV has agreed to purchase 40,000 shares of Series B Preferred Stock, subject to satisfaction of certain customary closing conditions.

         Option to Purchase Series C Preferred Stock. Following the Initial Closing Date and within ninety days thereof (the "Option Period"), SCF-IV may, at its sole option, deliver a written notice of

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


its intention to purchase up to 15,000 shares of the Series C Preferred Stock (the "Exercise Notice"). The purchase price payable for the Option Shares will be $1,000 per share.

         Board Representation. Pursuant to the Purchase Agreement, the Issuer has agreed to use its best efforts to take, or cause to be taken, such action as may be necessary or advisable to ensure that immediately following the later of (i) the Initial Closing and (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Issuer's Board of Directors will be increased by one (if necessary) and an individual designated by SCF-IV will be elected as a director of the Company in accordance with the terms of the Shares as described below.

         Anti-Takeover Provisions. In connection with the Purchase Agreement, the Issuer has amended its Rights Agreement with Harris Trust and Savings Bank as rights agent dated as of January 17, 1997, as amended to date (the "Rights Plan"), to provide that neither SCF-IV nor any of its affiliates will be deemed to be an Acquiring Person within the meaning of the Rights Plan by reason of the transactions contemplated by the Purchase Agreement. The Issuer has agreed that it will not further amend the Rights Plan, or adopt any similar agreement, that conflicts with, or restricts SCF-IV to a greater extent than the provisions contained in the Purchase Agreement. In addition, the Board of Directors of the Issuer has duly approved SCF-IV and its affiliates becoming an "interested stockholder" within the meaning of Section 203 of the Delaware General Corporation Law (the "DGCL") and a "Related Person" within the meaning of Article THIRTEENTH of the Issuer's Certificate of Incorporation by reason of the acquisition by SCF-IV or any of its affiliates of (i) the Shares, (ii) any shares issued to SCF-IV upon conversion of the Shares (the "Underlying Shares"), (iii) any shares of Common Stock permitted to be acquired by SCF-IV or any of its affiliates in accordance with the limitation set forth in standstill agreement between the Issuer and SCF-IV (discussed below) or (iv) any other securities (including shares of Common Stock issuable upon conversion, exercise or exchange thereof pursuant to their terms) received by SCF-IV or its affiliates pursuant to the Purchase Agreement (the "Share Acquisitions"), and has otherwise taken all action necessary to exempt the Share Acquisitions from the application of Section 203 of the DGCL, Article THIRTEENTH of the Certificate of Incorporation, or any similar anti-takeover provisions of law or otherwise that could adversely affect the rights of SCF-IV or its affiliates with respect to their ownership of securities acquired by means of such Share Acquisitions.

         Restrictions on Transfer. In the Purchase Agreement, SCF-IV has agreed that, without the prior written consent of the Issuer, it will not sell or otherwise transfer any of the Shares to any other person or entity other than a partner of SCF-IV, who, in any event, shall agree to be bound by the transfer restrictions contained in the Purchase Agreement. SCF-IV has also agreed that, without the prior written consent of the Issuer, it will not, prior to the earlier of (i) the seventh anniversary of the Initial Closing, or (ii) the occurrence of a Change of Control (defined as (i) an agreement providing for a Business Combination (defined below) is approved by the Board of Directors of the Issuer or a Business Combination is consummated, (ii) a Tender Offer for Common Stock is approved or recommended by the Board of Directors of the Issuer or (iii) there is a redemption, repurchase or reacquisition by the Company of rights issued pursuant to the Rights Plan or any waiver of the application of the Rights Plan to any beneficial owner other than SCF-IV or its affiliates except in the case of this clause (iii) as approved by SCF-IV's representative to the Board of Directors of the Issuer), sell or otherwise transfer the Underlying Shares in a single transaction or series of related transactions involving a number of shares in the aggregate constituting in excess of 1% of the Issuer's issued and outstanding shares of Common Stock at the time of such sale or transfer (based on the Issuer's most recent report filed with the Securities Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to such sale or transfer disclosing such number of outstanding shares) to any entity which SCF-IV knows competes to a material extent with the Issuer or is engaged to a material extent in the energy services or equipment business, without first offering such shares to the Issuer on the same terms and in the manner set forth in the Purchase Agreement (subject to certain exceptions relating to an underwritten public offering).

         Limitation on Issuance of Parity Securities; Right of First Refusal or Exchange. The Issuer has agreed that, from and after the date of the Purchase Agreement, it will not issue any Permitted Parity Securities (as defined below), except for (i) the issuance of the Option Shares to SCF-IV or its affiliate pursuant to the Purchase Agreement, or (ii) the issuance of a number of shares of Permitted Parity Securities issued at a price of $1,000 cash per share in a single series within eighteen months of the Initial Closing equal to 35,000 less the number of Option Shares purchased under the Purchase Agreement (or, if the Option Period shall not yet have expired, less the full 15,000 Option Shares); provided that if such Permitted Parity Securities are issued after the first anniversary of the Initial Closing, then SCF-IV will be entitled to prior written notice of such proposed issuance and the terms thereof and shall have a right of first refusal option to purchase any or all of such securities on the same terms as offered to the proposed purchaser.

         The Issuer agrees that if it issues any Permitted Parity Securities (other than Option Shares) pursuant to the foregoing that have terms that SCF-IV reasonably believes to be more favorable to the purchaser of such shares than the terms of the Initial Shares, then SCF-IV shall have the right to exchange all of the Shares purchased under the Purchase Agreement (or, if such issuance occurs prior to the expiration of the Option Period and the Option Closing has not occurred, all of the Shares that may be purchased under the Purchase Agreement if SCF-IV agrees to pay the applicable purchase price therefor upon such exchange) on a share for share basis.

         Standstill Agreement. By executing the Purchase Agreement, SCF-IV has agreed that, for a period commencing on the date of the Purchase Agreement and ending on the earlier of the third anniversary of the Initial Closing or the occurrence of a Change of Control, it will not:

         (a) directly or indirectly, take any action to acquire, in the aggregate, beneficial ownership of more than 4% of the Issuer's outstanding Common Stock or voting stock (based on the Issuer's most recent Exchange Act report filed with the SEC prior to such acquisition disclosing such number of outstanding shares), excluding from such ownership the Initial Shares and Option Shares or the Underlying Shares or any other Common Stock or voting stock acquired directly from the Issuer;

         (b) form or encourage the formation of a "group" within the meaning of
Section 13(d)(3) of the Exchange Act, to acquire, change or influence control of the Issuer;

         (c) solicit, or participate in any "solicitation" of "proxies" or become a "participant" in any "election contest" or consent solicitation (as such terms are defined or used under Regulation 14A under the Exchange Act) with respect to the Issuer in opposition to the recommendation of a majority of the Board of Directors of the Issuer;

         (d) initiate, propose or otherwise solicit stockholders for the approval of, one or more stockholder proposals with respect to the Issuer or induce any person to initiate any stockholder proposal, in each case in opposition to the recommendation of a majority of the Board of Directors of the Issuer;

         (e) deposit any voting stock in a voting trust or subject them to a voting agreement or other agreement or arrangement with respect to the voting of such voting stock, other than any such trust, agreement or other arrangement involving no persons other than SCF-IV, its partners or affiliates; or

         (f) solicit, propose or negotiate with any other person (including the Issuer) with respect to any form of business combination or other extraordinary transaction with the Issuer or any of its subsidiaries, in each case which would result in a Change of Control, or solicit, make or propose or negotiate with any other person with respect to or announce an intent to make, any tender offer or exchange offer for any securities of the Issuer, in each case in opposition to the recommendation of a majority of the Board of Directors of the Issuer, or publicly disclose an intent, purpose, plan or proposal with respect to the Issuer, any of its subsidiaries, or any securities or assets of the Issuer, that would violate the provisions of this paragraph (f);

provided, however, that nothing in the foregoing paragraphs (a)-(f) shall be deemed to limit in any way (i) the right of SCF-IV to exercise its voting rights in any manner it sees fit with respect to the Shares, the Underlying Shares or any other shares of voting stock acquired by SCF-IV in accordance with the Purchase Agreement, or (ii) the right of any director elected to the Board of Directors as a representative of the holders of the Shares to take any action he believes necessary to fulfill his fiduciary duties.

         Indemnification. The Company has agreed to indemnify SCF-IV and its affiliates and hold SCF-IV and its affiliates harmless from and against any and all liabilities, losses, damages, costs and expenses of any kind, which may be incurred by SCF-IV or such affiliates as a result of any claims made against SCF-IV or such affiliates by any person that relate to or arise out of (i) any breach by the Issuer of any of its representations, warranties or covenants contained in the Purchase Agreement or in the agreements related thereto, or
(ii) any litigation, investigation or proceeding instituted by any person with respect to the Purchase Agreement or the Shares or the Underlying Shares (excluding, however, any such litigation, investigation or proceeding which arises solely from the acts or omissions of SCF-IV or its affiliates). Notwithstanding anything to the contrary above, the Issuer will not be responsible for or assume any of the investment risk associated with any securities purchased under the Purchase Agreement.

    SERIES B PREFERRED STOCK.

         General. The holders of Series B Preferred Stock are entitled to receive cumulative cash dividends of $10.00 per annum (1% of the liquidation preference) for each share of Series B Preferred Stock. The Series B Preferred Stock is entitled to a liquidation preference of $1,000.00, plus all accrued but unpaid dividends.

         Conversion Rights. The Series B Preferred Stock is convertible at the holder's option after the first to occur of any of the following (the "Initial Conversion Date"): (i) the third anniversary of the original date of issuance of such shares (the "Issue Date"), (ii) the approval by the Board of Directors of the Issuer of an agreement relating to a Business Combination or the consummation of a Business Combination, (iii) a tender offer for Common Stock is approved or recommended by the Board of Directors of the Issuer or (iv) the redemption, repurchase or reacquisition by the Issuer of rights issued pursuant to the Rights Plan or any waiver of the application of the Rights Plan to any beneficial owner other than SCF-IV or its affiliates (except as approved by SCF-IV's representative on the Board of Directors of the Issuer). After the Initial Conversion Date and prior to the Mandatory Conversion Date (defined below), the holders of Series B Preferred Stock will be entitled to convert any and all shares of Series B Preferred Stock into a number of fully paid and nonassessable shares of Common Stock per share equal to the greater of the following (such amount being referred to as the "Conversion Ratio"):

         (a) $1,000.00 (plus any accrued and unpaid dividends through the record date for determining shareholders entitled to vote) divided by the Conversion Price of $8.00 (as adjusted from time to time in accordance with the anti-dilution provisions in the Series B Preferred Stock's Certificate of Designation) or

         (b) $1,000.00 increased at an annual rate of eight percent from the Issue Date, compounded quarterly, less the amount of cash dividends actually paid through the applicable conversion date (the "Adjusted Stated Value"), divided by the average market price for the Common Stock during the ten trading day period prior to the date of conversion (the "Conversion Ratio").

         A "Business Combination" means (i) any consolidation or merger of the Issuer with or into any person or (ii) any Change of Control Stock Issuance (defined below), or (iii) the sale, assignment conveyance, transfer, lease or other disposition by the Issuer of all or substantially all of its assets followed by a liquidation of the Issuer. A "Change of Control Stock Issuance" generally means any issuance, in a single transaction or series of related transactions, by the Issuer of shares of Common Stock or Common Stock equivalents in connection with the acquisition of assets (including cash) or securities by the Issuer or a subsidiary of the Issuer (including by way of a merger of a subsidiary of the Issuer with or into a person), except where (i) the shareholders of the Issuer immediately prior to such issuance own (in substantially the same proportion relative to each other as such shareholders owned the Common Stock or voting stock of the Issuer, as the case may be, immediately prior to such

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


consummation) (x) more than 50% of the voting stock of the Issuer immediately after such issuance, and (y) more than 50% of the outstanding Common Stock immediately after such issuance, (ii) the members of the Board of Directors of the Issuer immediately prior to entering into the agreement relating to such issuance (or if no such agreement is entered into, then immediately prior to the consummation of such issuance) constitute at least a majority of the Board of Directors of the Issuer immediately after such issuance, with no agreements or arrangements in place immediately after such consummation that would result in the members of the Board of Directors of the Issuer immediately prior to the entering into the agreement relating to such issuance ceasing to constitute at least a majority of the Board of Directors of the Issuer and (iii) no person or group of persons immediately after such issuance is the beneficial owner of 40% or more of the total outstanding voting stock of the Issuer or Common Stock.

         Mandatory Conversion. On the fifth anniversary of the Issue Date (the "Mandatory Conversion Date"), each outstanding share of Series B Preferred Stock shall, without any action on the part of the holder, be converted automatically into a number of fully paid and nonassessable shares of Common Stock equal to the Conversion Ratio, provided the Shelf Registration Statement (discussed below) contemplated by the Registration Rights Agreement is then in effect.

         Cash Redemption Option in Certain Circumstances. In the event of a conversion of Series B Preferred Stock pursuant to which the Conversion Ratio is determined using clause (b) above, then, provided that full cumulative dividends have been paid or declared and set apart for payment upon all outstanding shares of Series B Preferred Stock for all past dividend periods, the Issuer may redeem for cash up to 50% (or such greater percentage as the holders shall agree) of the shares of Series B Preferred Stock submitted for conversion at a redemption price per share equal to the Adjusted Stated Value (a "Redemption Offer"), in lieu of effecting such conversion.

         New York Stock Exchange Limitation. If the Issuer ever issues Common Stock upon conversion of the Series B Preferred Stock pursuant to which the Conversion Ratio is calculated pursuant to clause (b) of the definition of Conversion Ratio above the Issuer shall not be obligated to issue, in the aggregate, a number of shares of Common Stock in excess of the NYSE Limitation upon conversion of the Series B Preferred Stock. The "NYSE Limitation" shall mean the maximum number of shares of Common Stock that could be issued by the Issuer pursuant to the conversion of the Series B Preferred Stock and any substantially similar series of Permitted Parity Securities issued to the holder (including any Series C Preferred Stock) pursuant to the terms of the Purchase Agreement without triggering a requirement to obtain the approval of the Company's shareholders of such issuance pursuant to Section 312.03(c) of the New York Stock Exchange Listed Company Manual as in effect on the Issue Date. To the extent that any shares of Series B Preferred Stock are submitted for conversion such that the NYSE Limitation would be exceeded, such excess shares shall, in lieu of being converted into Common Stock, be redeemed in exchange for a cash payment equal to the Adjusted Stated Value per share.

         Voting Rights. Following the expiration or earlier termination of the applicable waiting period under the HSR Act (the "HSR Expiration Date"), holders of the Series B Preferred Stock will be

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


entitled to vote upon all matters upon which the holders of Common Stock are entitled to vote. The holders of Series B Preferred Stock, when voting together with the Common Stock as a single class, will be entitled to cast a number of votes equal to $1,000.00 (plus any accrued and unpaid dividends through the record date for determining shareholders entitled to vote) divided by the conversion price of $8.00 (as adjusted from time to time in accordance with the Series B Preferred Stock's Certificate of Designation).

         After the HSR Expiration Date, the holders of Series B Preferred Stock, voting together with Permitted Parity Securities (which are defined as up to 35,000 shares of preferred stock (including any Series C Preferred Stock issued pursuant to the Purchase Agreement), each share of which (i) has a liquidation preference of not more than $1,000 per share, (ii) has a dividend rate of not more than one percent per annum, (iii) has no more than one vote per share with respect to matters on which it votes together with the Series B Preferred Stock and (iv) is pari passu with the Series B Preferred Stock with respect to the payment of dividends and distributions upon liquidation) as a separate class with one vote per share of Series B Preferred Stock, shall be entitled to elect one member of the Board of Directors of the Issuer.

         The consent of the holders of a majority of the Series B Preferred Stock, voting together with Permitted Parity Securities as a single class with one vote per share, will be necessary to (i) amend, alter or repeal the Series B Preferred Stock Certificate of Designation to authorize, create or issue parity securities (other than Permitted Parity Securities) or senior securities, (ii) issue any parity or senior securities (other than Permitted Parity Securities) or (iii) consummate any Business Combination. Further, the consent of the holders of at least a majority of the Series B Preferred Stock, voting separately as a single class with one vote per share, will be necessary to amend, alter or repeal any of the provisions of (i) the Series B Preferred Stock Certificate of Designation or any certificate of designation relating to any parity securities, or (ii) the Certificate of Incorporation of the Issuer, so as to adversely affect any of the rights, preferences or privileges of the holders of Series B Preferred Stock.

         SERIES C PREFERRED STOCK. The Series C Preferred Stock, if issued, will have substantially the same terms as the Series B Preferred Stock, except for the determination of the Conversion Price. The Conversion Price for the Series C Preferred Stock will be equal to 125% of the average market price for the ten trading days ending on and including the trading day prior to the date on which SCF-IV notifies the Issuer that it wishes to exercise its option to purchase some or all of the Series C Preferred Stock; provided, however, that if such average is less than $4.80, then the initial Conversion Price shall be $6.00 and if such average is higher than $6.80, the initial Conversion Price shall be $8.50, subject to certain anti-dilution adjustments.

         REGISTRATION RIGHTS AGREEMENT. Pursuant to the Purchase Agreement, the Issuer has agreed to enter into a Registration Rights Agreement at the Initial Closing.

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


         The Registration Rights Agreement will entitle the holder or holders of at least 25% of the then outstanding Registerable Securities (which subject to certain limitations means the Underlying Shares and any other securities issued or issuable with respect to the Underlying Shares) to, at any time on or after the earlier of (i) the Initial Conversion Date or (ii) the date sixty days prior to the third anniversary of the date of the initial issuance of the Series B Preferred Stock, request a registration of the Issuer of any or all of SCF-IV's Registerable Securities (a "Demand Registration"); provided, however, that the number of Registerable Securities to be included in such a Demand Registration must be at least 1,000,000 or such lesser number of Registerable Securities as have an aggregate market price of at least $10,000,000 as of the date of such request. The holders of Registerable Securities will be entitled to request an aggregate of two Demand Registrations. The Registration Rights Agreement also entitles the holders of Registerable Securities the right to have such securities registered whenever the Issuer proposes to register any securities under the Securities Act of 1933, as amended, (a "Piggyback Registration"). As contemplated by the Registration Rights Agreement, the ability of the holders of Registerable Securities to participate in Piggyback Registration will depend on the individual circumstances and the nature of the offering at issue. The Registration Rights Agreement obligates the Issuer to file a shelf registration statement (the "Shelf Registration Statement") relating to all of the Registerable Securities prior to the Mandatory Conversion Date and to cause such Shelf Registration Statement to remain in effect for one year (subject to certain suspension rights). The expenses of the holders of Registerable Securities included in a Demand Registration will be borne by the holders of Registerable Securities; the expenses of holders of Registerable Securities included in a Piggyback Registration or the Shelf Registration will be borne by the Issuer.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b). Based upon information provided by the Issuer, 50,499,898 shares of Common Stock were issued and outstanding as of April 21, 1999. SCF-IV may be deemed to beneficially own 5,000,000 shares of Common Stock based on its right to acquire the 40,000 shares of Series B Preferred Stock pursuant to the Purchase Agreement. The 5,000,000 shares of Common Stock represent shares issuable to SCF-IV upon conversion of the Initial Shares based on the $8.00 fixed conversion price described above under the heading "Conversion Rights" in response to Item 4. Such 5,000,000 shares of Common Stock would constitute approximately 9.0% of the issued and outstanding Common Stock of the Issuer. This amount excludes (i) an indeterminate number of additional shares of Common Stock that may be acquired by SCF-IV upon conversion of the Initial Shares pursuant to market price based conversions discussed under the heading "Conversion Rights" above in response to Item 4, or in respect of accrued and unpaid dividends and (ii) shares of Common Stock that may be acquired upon the conversion of the Option Shares, since the conversion price for such shares has not been established.

         SCF-IV G.P. does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-IV, it may be deemed to beneficially own all of the shares of Common Stock of the Issuer SCF-IV is deemed to beneficially own as described above. Simmons & Associates does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-IV G.P., it may be deemed to beneficially own all of the shares of Common Stock of the Issuer SCF-IV G.P.

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


is deemed to beneficially own. L.E. Simmons does not directly own any securities of the Issuer, but, because he is the sole shareholder of Simmons & Associates, he may be deemed to beneficially own all of the shares of Common Stock of the Issuer Simmons & Associates is deemed to beneficially own.

         No assurance can be given that the Initial Closing will occur. Further, the Initial Shares will not be convertible into Common Stock until the earlier of the Initial Conversion Date or certain change of control events discussed under the heading "Conversion Rights" above in response to Item 4. Thus, SCF-IV and the other Reporting Persons disclaim beneficial ownership of such shares of Common Stock.

         (c). Other than the transactions described herein, neither SCF-IV nor any person identified in Item 2 has effected any transactions in the Common Stock of the Issuer during the preceding sixty days.

         (d) and (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described in Items 3, 4 and 5, SCF-IV has no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer that are required to be described herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         A. Purchase Agreement by and between Input/Ouput, Inc. and SCF-IV, L.P., dated April 21, 1999.

         B. Form of Certificate of Designation related to Series B Preferred Stock.

         C. Form of Certificate of Designation related to Series C Preferred Stock.

         D.   Form of Registration Rights Agreement.

         E. Joint Filing Agreement, dated as of April 30, 1999, by and among SCF-IV, SCF-IV G.P., Simmons & Associates and L.E. Simmons.

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


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 30, 1999

                                       SCF-IV, L.P.

                                       By:  SCF-IV, G.P., Limited Partnership

                                            By:  L.E. Simmons & Associates,
                                                 Incorporated

                                                 By: /s/ L.E. Simmons
                                                    ---------------------------
                                                    L.E. Simmons, President

                                       SCF-IV, G.P., LIMITED PARTNERSHIP

                                       By:  L.E. Simmons & Associates,
                                            Incorporated

                                            By: /s/ L.E. Simmons
                                               --------------------------------
                                               L.E. Simmons, President

                                       L.E. SIMMONS & ASSOCIATES, INCORPORATED

                                       By: /s/ L.E. Simmons
                                          -------------------------------------
                                          L.E. Simmons, President

                                       L.E. SIMMONS

                                       /s/ L.E. Simmons
                                       -----------------------
                                       L.E. Simmons, individually

                                 EXHIBIT INDEX

A. Purchase Agreement by and between Input/Ouput, Inc. and SCF-IV, L.P., dated April 21, 1999.

B.       Form of Certificate of Designation related to Series B Preferred
         Stock.

C.       Form of Certificate of Designation related to Series C Preferred
         Stock.

D.       Form of Registration Rights Agreement.

E. Joint Filing Agreement, dated as of April 30, 1999, by and among SCF-IV, SCF-IV G.P., Simmons & Associates and L.E. Simmons.



                                       17